UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

REED’S, INC.

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

758338305

(CUSIP Number)

Ruba Qashu

Barton LLP

100 Wilshire Suite 1300, Los Angeles CA 90401

(949) 355-5405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 758338305

1.	Names of Reporting Persons: John J. Bello I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: US

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 296,029 (1)
	8.	Shared Voting Power: 385,246 (2)
	9.	Sole Dispositive Power: 296,029 (1)
	10.	Shared Dispositive Power: 385,246 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 681,275
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 15.2% (3) 9.7% (4) (calculated assuming conversion of all SAFE investments to date)
14.	Type of Reporting Person (See Instructions): IN

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons with the SEC on May 20, 2020, as amended June 7, 2023 and December 13, 2023. On January 27, 2023, The Issuer’s 1 for 50 reverse stock split was effective on Nasdaq at 12:01 a.m. Eastern Time on January 27, 2023 (“Reverse Stock Split”). At the Effective Time, the Issuer’s common stock commenced trading under a new CUSIP number, 758338305.

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(1) Includes 25,086 shares (“Shares”) of common stock, par value $0.0001 per share (the “Common Stock”) of Reed’s Inc., a Delaware corporation (the “Issuer”) held by the Bello Family Partnership, Shares underlying 58,555 currently exercisable warrants held in name of Reporting Person, 2,318 Share held in Reporting Person’s personal IRA, 20 Shares underlying currently exercisable stock options issued to Reporting Person, 10,050 Shares held in Reporting Person’s Name, and an estimated 200,000 Shares underlying a SAFE investment.

(2) Reporting Person shares voting and dispositive control of 385,246 Shares including 38,685 currently Shares underlying exercisable warrants held by the John and Nancy Bello Revocable Trust with co-trustee and spouse, Nancy Bello.

(3) The calculation is based on 4,484,551 Shares, which is the sum of (i) 4,187,291 Shares outstanding on March 14, 2024, as reported in the Issuer’s Annual Report on Form 10K for the period ended December 31, 2023 plus (ii) 97,240 Shares issuable upon exercise of certain warrants plus (iii) 20 Shares issuable upon exercise of certain stock options plus (iv) estimated 200,000 Shares underlying SAFE investment.

(4) The Issuer has funded $4,096,808 in SAFE Investment as of the date of this Schedule 13D. All investments in the SAFE convert on the same terms upon closing of the next equity financing, expected to occur within 60 days. This second percentage illustrates Reporting Person’s beneficial ownership assuming conversion closing of next equity financing and conversion of all SAFE Investment within 60 days. The calculation is based on 7,015,758 Shares, which is the sum of 4,484,551 Shares (as set forth in Note 3 above) plus 2,531,207 Shares underlying Safe Investment held by other investors.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”) of Reed’s, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 201 Merritt 7 Corporate Park, Norwalk, Connecticut 06851.

Item 2.	Identity and Background.

(a)	The names of the person filing this statement on Schedule 13D (the “Reporting Person”) is John Bello.

(b)	The Reporting Person’s principal business address is 201 Merritt 7 Corporate Park, Norwalk, Connecticut 06851.

(c)	The Reporting Person is the Chairman of the board of directors of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the Reporting Person’s personal funds. No borrowed funds were used to purchase the Shares.

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Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares by the Reporting Person is for investment. The Reporting Person may make purchases of Shares from time to time and may dispose of any or all of the Shares held by him at any time, in accordance with applicable law. The Reporting Person may review or reconsider his position with respect to the Company or formulate plans or proposals with respect to any such matter but has no present intention of doing so. Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Person do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 681,275 Shares, including 25,087 Shares held by the Bello Family Partnership, 58,555 Shares underlying currently exercisable warrants held in name of Reporting Person, 2,318 Shares held in Reporting Person’s personal IRA, 20 Shares underlying currently exercisable stock options issued to Reporting Person, 10,050 Shares held in Reporting Person’s Name, 200,000 Shares underlying a SAFE investment, and 385,246 Shares (including 38,685 Shares underlying exercisable warrants) held by the John and Nancy Bello Revocable Trust.

(b) The Reporting Person has sole voting and dispositive control over 296,029 Shares held. The Reporting Person shares voting and dispositive power with co-trustee, Nancy Bello over 385,246 Shares ( including 38,685 Shares underlying exercisable warrants) held by the Trust. Nancy Bello is the Reporting Person’s retired spouse and shares principal address with the Reporting Person. During the last five years, Mrs. Bello has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(c) On March 7, 2024, the Reporting Person funded $300,000 to Issuer through a Simple Agreements for Future Equity (“SAFE”) investment. The SAFE investment will convert into the next equity financing of Issuer on the same terms and conditions as investors in Issuer’s next equity financing (expected within 60 days) at the lesser of $1.50 per Share or the per Share price in the financing. Calculation of underlying Shares is based on the $1.50 cap and is subject to change depending on the pricing in the next equity financing. The SAFE will convert upon the closing of the next equity financing and does not expire. The Issuer has funded $4,096,808 in SAFE Investment as of the date of this Schedule 13D (including Reporting Person’s $300,000 investment). All investments in the SAFE convert on the same terms upon closing of the next equity financing, expected to occur within 60 days.

The foregoing summary of the SAFE does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the SAFE which is attached as Exhibit A and are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

No other transactions in Shares were effected by the Reporting Person, the IRA, Partnership or Trust during the sixty days preceding the date hereof.

(d) not applicable

(e) not applicable

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Simple Agreements for Future Equity dated March 7, 2024 by and between John J. Bello and Reed’s, Inc.,

Incorporated by reference to Exhibit 4.8 to Reed’s, Inc.’s Form 10-K as filed April 1, 2024.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2024

By:	/s/ John Bello
JOHN BELLO

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